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                          IDENIX PHARMACEUTICALS, INC.
                               60 Hampshire Street
                               Cambridge, MA 02139

                                September 9, 2005


VIA EDGAR AND FACSIMILE (202-772-9217)
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Gregory S. Belliston, Esq.

         Re:      Idenix Pharmaceuticals, Inc.
                  Registration Statement on Form S-3
                  File No. 333-127710
                  Request for Acceleration
                  ------------------------


Mr. Belliston:

       Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Idenix Pharmaceuticals, Inc. (the "Registrant") hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-127710) (the "Registration Statement") so that it may become effective at 4:00 p.m. on Tuesday, September 13, 2005, or as soon thereafter as practicable.

       The Registrant hereby acknowledges that:

       (i) should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

       (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

       (iii) the Registrant may not assert the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       If you require additional information, please do not hesitate to contact Susan W. Murley at (617) 526-6832 or Eric C. Burnett at (617) 526-6523 of Wilmer Cutler Pickering Hale and Dorr LLP.



                              Very truly yours,


                              IDENIX PHARMACEUTICALS, INC.


                              By: /s/ Andrea J. Corcoran
                                  ---------------------------------------------
                                  Name: Andrea J. Corcoran
                                  Title: Executive Vice President,
                                          Legal and Administration and Secretary